

17006266

N

ANNUAL AUDITED
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 87056

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/16__ AND ENDING __12/31/16__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Despain Financial Corp

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mc Coy & Associates LLC
_____
(Name – if individual, state last, first, middle name)

_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).



Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



McCoy & Associates, LLC
Certified Public Accountants and Consultants

16 Emerald Terrace
Swansea, IL 62226

Telephone (618) 257-1200
Fax (618) 257-1202

INDEPENDENT AUDITOR'S REPORT ON APPLYING APPGEED-UPON
PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
DESPAIN FINANCIAL CORPORATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by DesPain Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating DesPain Financial Corporation's compliance with the applicable instructions of the Schedule of Assessment and Payments. DesPain Financial Corporation's management is responsible for the DesPain Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for the   year ended December 31, 2016 noting no differences;

2.   Compared the amounts reported on the audited financial statements for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Noted there was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McCoy & Associates, LLC
Swansea, Illinois
February 27, 2017

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(33-REV 7/10)	P.O. Box 92185 Washington, D.C. 20090-2185	(33-REV 7/10)
	202-371-8300	

General Assessment Reconciliation

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2548************************MIXED AADC 220
37056   FINRA   DEC
DESPAIN FINANCIAL CORP
ATTN: DONALD H DESPAIN 502 WEST MAIN STREET
COLLINSVILLE IL 62234

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 314

   B. Less payment made with SIPC-6 filed (exclude interest)   (158)

   7/22/2016
   Date Paid

   C. Less prior overpayment applied   (Ø)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 156 —

   G. PAYMENT: √ the box
   Check mailed to P.O. Box X Funds Wired ☐
   Total (must be same as F above) $ 156 —

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DESPAIN FINANCIAL CORPORATION
(Name of Corporation, Partnership or other organization)

Donald H Despain (Authorized Signature)

PRESIDENT
(Title)

Dated the 22 day of FEBRUARY, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ _579,002_

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

   (2) Net loss from principal transactions in securities in trading accounts.   _____

   (3) Net loss from principal transactions in commodities in trading accounts   _____

   (4) Interest and dividend expense deducted in determining item 2a   _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

   (7) Net loss from securities in investment accounts   _____

   Total additions   _579,002_

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products   _442,386_

   (2) Revenues from commodity transactions.   _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions   _____

   (4) Reimbursements for postage in connection with proxy solicitation.   _____

   (5) Net gain from securities in investment accounts.   _11,277_

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances, or commercial paper that mature nine months or less from issuance date.   _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

   (8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):   _____

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ _____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ _____

      Enter the greater of line (i) or (ii)   _____

      Total deductions   _453,663_

2d. SIPC Net Operating Revenues $ _125,339_

2e. General Assessment @ .0025 $ _314_